Quarles & Brady LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin  53202

Writer's Direct Dial: 414.277.5345
Writer's Fax: 414.978.8945
E-Mail: kvh@quarles.com

November 5, 2007

VIA EDGAR CORRESPONDENCE

Hanna T. Teshome, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Snap-on Incorporated
Commission File No. 1-7724
Staff Comments on 2007 Annual Meeting Proxy Statement Compensation Disclosures

Dear Ms. Teshome:

This is to confirm our exchange of voicemail messages that ended this morning.  In that exchange, you granted our request to extend further until November 29, 2007 the deadline for Snap-on Incorporated’s response to the Staff comments which were included in your letter to it of September 26, 2007.

Thank you again for your consideration of the request and your flexibility on this matter.  If we find that we have any specific questions to review with you as we complete Snap-on’s response, we will let you know.  Please let me know if you have any questions of us.

Very truly yours,

QUARLES & BRADY LLP

/s/ Kenneth V. Hallett
Kenneth V. Hallett

KVH:smj
cc:	Susan F. Marrinan, Esq.
General Counsel, Snap-on Incorporated